

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

<u>Via E-mail</u>
Shaun E. McAlmont
Chief Executive Officer
Lincoln Educational Services Corporation
200 Executive Drive
Suite 340
West Orange, NJ 07052

> **Re:** **Lincoln Educational Services Corporation**
> **Form 10-K**
> **Filed March 9, 2012**
> **Schedule 14A**
> **Filed March 30, 2012**
> **File No. 000-51371**

Dear Mr. McAlmont:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2011

Note 1. Summary of Significant Accounting Policies, page F-11

Revenue Recognition, page F-11

1. Public statements by your Chief Financial Officer indicate that the restructuring of some of your academic programs have resulted in the acceleration of revenue. Please tell us the nature of these changes and how you were able to accelerate revenue. In your response, please provide your basis in U.S. GAAP. With a view towards enhanced disclosure in future filings, please provide any proposed revised revenue recognition policy disclosure.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 18

2. We note your disclosure in footnote 5 to your Summary Compensation Table that "the dollar value included in the table represents the grant date fair value of 25% of the Performance Shares." Pursuant to Item 402(c)(2)(v) of Regulation S-K, the company is required to disclose the aggregate grant date value of its stock awards. Instruction 3 to Item 402(c)(2)(v) states that for any awards that are subject to performance conditions, you are required to report the value at the grant date based upon the probable outcome of such conditions. In addition, you are required to disclose, in a footnote to the table, the value of the award at the grant date assuming the highest level of performane conditions will be achieved if an amount less than the maximum was included in the table. In your future filings, please revise your disclosure to pursuant to Item 402(c)(2)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz, Staff Accountant, at (202) 551-3628 or Terry French, Accountant Branch Chief, at (202) 551- 3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director